UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-38072

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NexGen Energy Ltd.

(Translation of registrant's name into English)

Suite 3150, 1021 - West Hastings Street

Vancouver, B.C., Canada V6E 0C3

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of NexGen Energy Ltd. (File No. 333-266575).

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the Periods Ending September 30, 2025 and 2024
99.2	Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025
99.3	Form 52-109F2 Certification of Interim Filings - Chief Executive Officer
99.4	Form 52-109F2 Certification of Interim Filings - Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXGEN ENERGY LTD.
(Registrant)

Date: November 5, 2025	By:	/s/ Benjamin Salter
Name: Benjamin Salter
Title: Chief Financial Officer